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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Associates, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Piedmont Center, Suite 205 MAR 04 2002
(No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Francis & Co., CPAs
(Name – *if individual, state last, first, middle name*)

1000 Johnson Ferry Rd., Bldg. D, Ste. 140 (Address) Marietta (City) Georgia (State) 30068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB
3/19

OATH OR AFFIRMATION

I, Robert S. Winborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Associates, L.L.C., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

My Commission Expires 16 April 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKWOOD ASSOCIATES, L.L.C.

ATLANTA, GEORGIA

FINANCIAL STATEMENTS
For the year ended
December 31, 2001

TABLE OF CONTENTS



FRANCIS
&Co., CPAs

Independent Auditors' Report

To the Members
Brookwood Associates, L.L.C.
Atlanta, Georgia

We have audited the accompanying balance sheet of Brookwood Associates, L.L.C., as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookwood Associates, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

FRANCIS + CO., CPAs

Atlanta, Georgia
February 25, 2002

1000 Johnson Ferry Rd. • Bldg. D, Suite 140 • Marietta, GA 30068
Tel: 770 / 579-0999 • Fax: 770 / 579-0494
www.bankcpas.com

Brookwood Associates, L.L.C.
Atlanta, Georgia
Balance Sheet

	December 31, 2001
ASSETS	
Cash	$ 44,468
Furniture and equipment, net	48,195
Deposits	8,167
Total Assets	$100,830
LIABILITIES	
Accounts payable	$ 788
Total Liabilities	$ 788
CAPITAL	
Common stock, Class B, no par value; 2000 shares authorized, issued and outstanding	$ 52,796
Retained earnings	47,246
Total Capital	$100,042
Total Liabilities and Capital	$100,830

Refer to notes to the financial statements.

Brookwood Associates, L.L.C.
Atlanta, Georgia
Statement of Income
For the year ended

	December 31, 2001
Consulting and retainer fees	$1,524,125
Total income from operations	$1,524,125
Other income:	
Interest income	$ 1,810
Other miscellaneous income	27,824
Total other income	$ 29,634
Operating expenses:	
Salaries and benefits	$ 837,208
Rent expense	101,845
Other professional fees	197,470
Marketing and promotional expense	35,982
Internet, telephone and pager	27,080
Office supply	19,805
Legal and accounting	12,807
Depreciation expense	10,712
Dues and publications	9,764
Equipment lease	6,766
Regulatory licensing	4,103
Other operating expenses	26,221
Total operating expenses	$1,289,763
Net Income	$ 263,996
Earnings per share (Note 5)	$ 132.00

Refer to notes to the financial statements.

Brookwood Associates, L.L.C.
Atlanta, Georgia
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2001

	Shares Outstanding	Common Stock	Retained Earnings	Total
Balance, December 31, 2000	- -	$ - -	$ - -	$ - -
Sale of common stock (Class B)	2,000	52,796	- -	52,796
Net income, 2001	- -	- -	263,996	263,996
Distributions to Members	- -	- -	(216,750)	(216,750)
Balance, December 31, 2001	2,000	$52,796	$ 47,246	$ 100,042

Refer to notes to the financial statements.

Brookwood Associates, L.L.C.
Atlanta, Georgia
Statement of Cash Flows
For the year ended

	December 31, 2001
Cash flows from operating activities	
Net income	$ 263,996
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	10,712
Increase in accounts payable	788
Increase in deposits	(8,167)
Net cash from operations	$ 267,329
Cash flows from investing activities	
Purchase of property and equipment	$ (6,111)
Net cash used in investment activities	$ (6,111)
Cash flows from financing activities	
Distributions to Members	$(216,750)
Net cash used from financing activities	$(216,750)
Net increase in cash	$ 44,468
Cash at beginning of period	- -
Cash at end of period	$ 44,468
Memorandum:	
Income taxes paid	$ - -
Interest paid	$ - -
Non cash transaction (fixed assets for Class B common stock)	$ 52,796

Refer to notes to the financial statements.

Brookwood Associates, L.L.C.
Atlanta, Georgia
Notes to Financial Statements
December 31, 2001

Note 1 - Organization

Brookwood Associates Broker Dealer, L.L.C. was organized on September 1, 2000 pursuant to the provisions of the Georgia Business Corporation Code. Effective February 1, 2001, Brookwood Associates Broker Dealer, L.L.C. filed a name change amendment with the Georgia Secretary of State, changing its name to Brookwood Associates, L.L.C. (the "Company"). The Company is owned equally among both Brookwood Broker Dealer, Inc., which is the successor company to Brookwood Associates, Inc., and T. Temple & Co., Inc. (collectively, the "Members"). Both Members have opted for Sub-Chapter "S" treatment pursuant to the Internal Revenue Code.

The Company is authorized to issue both Class A and Class B stock. Class A has no voting rights but shares in the economics of ownership on a pro rata basis with Class B. Class B has full voting power and its owners are called Voting Members. Owners of Class A and Class B interests collectively are called Members.

The Company established a pension plan ("Plan") under Section 401-K of the Internal Revenue Code. During 2001, several employees contributed to the Plan, but the Company will not match any employee contributions made in 2001.

There are no stock options or warrants outstanding as of December 31, 2001.

The Company operates from two offices: One in Atlanta, Georgia, and one in Charlotte, North Carolina.

Note 2 - Significant Accounting Policies

The Company prepares its financial statements on the accrual basis. Under this basis, revenues are recognized when earned and expenses are recognized when incurred.

As a limited liability corporation, the Company is taxed under the provisions of the Internal Revenue Code under statutes specific to partnerships. Under these provisions, the Company does not pay federal income taxes on its taxable income; rather, the Members are liable for income taxes on their respective shares of the Company's taxable income.

Brookwood Associates, L.L.C.
Atlanta, Georgia
Notes to Financial Statements
December 31, 2001

Note 3 - Furniture and Equipment

Furniture and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets; most of the Company's assets are being depreciated over a five to seven year range, while a limited number of assets are being depreciated over three years. Maintenance and repairs are charged to operations while major improvements are capitalized.

A more detailed description of furniture and equipment follows:

	December 31, 2001
Computer hardware	$ 31,926
Office equipment	10,628
Office furniture	16,353
Subtotal	58,907
Less: Accumulated depreciation	(10,712)
Furniture and office equipment, net	$ 48,195

Depreciation expense for the year ended December 31, 2001 amounted to $10,712.

Note 4 - Accrued Expenses

Accrued expenses consist of recurring monthly bills payable on the balance sheet date.

Note 5 - Earnings Per Share

Earnings per share were determined using 2,000 shares as the weighted average number of shares outstanding during 2001.

Note 6 - Leases

On June 24, 1999, Brookwood Associates, Inc. entered into a lease agreement covering its office space in Charlotte, North Carolina. The term of the lease is three years, expiring June 23, 2002. Under terms outlined in the lease, monthly rental installments are $3,925 and adjust for fluctuations in the Consumer

Price Index and other periodic expenses agreed upon in the lease agreement. During 2001, expenses relating to this lease amounted to approximately $51,418.

On May 8, 2000, the Brookwood Associates, Inc. entered into a lease agreement covering the office space from which it houses its headquarters in Atlanta, Georgia. The term of the agreement is five years, expiring July 31, 2005. Under terms outlined in the lease, monthly rental installments are $3,928 and adjust for fluctuations in the Consumer Price Index and other periodic expenses agreed upon in the lease agreement. During 2001, expenses relating to this lease amounted to approximately $50,427.

On March 8, 1999, Brookwood Associates, Inc. entered into a lease covering certain office equipment. The term of this lease is four years, expiring March 7, 2003. During 2001, expenses relating to this lease amounted to approximately $5,245.

None of the above leases represents a direct obligation of the Company. In that regard, the Company has no direct or indirect lease contingencies as all such responsibilities remain the obligations of Brookwood Associates, Inc. Recall that the successor company to Brookwood Associates, Inc. owns 50% of the Company's common stock. During 2001, the Company incurred and paid all rental and lease obligations described above.

Please refer to Note 7, which describes the operating agreement of the Company.

Note 7 - Related Party Transactions

On January 1, 2001, the Company adopted an operating agreement (the "Agreement") detailing, among other components, the economic and ownership responsibilities of both its Members. Essentially, the Agreement sets forth financial and operational guidelines for the Members, revenue and expense sharing guidelines among the Members, instructions relating to termination, disability or death upon a direct or indirect Member, and dissolution of the Company. All assets, liabilities, rights, revenues and expenses acquired, incurred or undertaken by the Company have been transferred by mutual agreement of the Members under guidelines either described in the Agreement, or agreed upon by the Members.

Upon the Company's inception, the Members contributed fixed assets amounting to $527960, net of depreciation, in exchange for the Company's common stock. The assets were transferred at the book values under which they were being carried on the respective Members' financial statements.

Brookwood Broker Dealer, Inc. and Brookwood Associates, Inc. are both owned by common shareholders. T. Temple & Co., Inc. is owned by separate individuals. As described under Note 1, the Company is owned equally by the Members.

During 2001, the Company's Members received $216,750 through capital distributions. They also contributed $52,796 into the Company's capital accounts in exchange for 2,000 shares of the Company's common stock. Also in 2001, the Company incurred and paid $299,446 in salary and benefits to its indirect owners.

Refer to Note 6 for a discussion on lease expense paid by the Company.


FRANCIS
&Co., CPAs

February 25, 2002

Board of Directors
Brookwood Associates, L.L.C.
5 Piedmont Center
Suite 205
Atlanta, Georgia 30305

Dear Sirs:

In planning and performing our audit of the financial statements of Brookwood Associates, L.L.C., Atlanta, Georgia for the year ended December 31, 2001, we considered its internal control structure to assist us in determining the auditing procedures to be performed. Our consideration of the internal control structure was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

In connection therewith, no material inadequacies were noted.

Francis & Co., CPAs

1000 Johnson Ferry Rd. • Bldg. D, Suite 140 • Marietta, GA 30068
Tel: 770 / 579-0999 • Fax: 770 / 579-0494
www.bankcpas.com



FRANCIS
&Co., CPAs

February 25, 2002

Board of Directors
Brookwood Associates, L.L.C.
5 Piedmont Center
Suite 205
Atlanta, Georgia 30305

Dear Sirs:

We have reviewed Brookwood Associates, L.L.C.'s net capital computation pursuant to section 17(a)-5 of the Securities Exchange Act of 1934 which was previously submitted based on unaudited figures.

	Report as of Dec. 31, 2001	Audited statements Dec. 31, 2001	Difference
Ownership equity	$100,042	$100,042	$ - -
Less: unallowed assets (FF&E, Deposits)	56,362	56,362	- -
Net capital	$ 43,680	$ 43,680	$ - -

There are no differences between our audit as of and for the year ended December 31, 2001 and the report submitted pursuant to Section 17(a)-5 of the Securities Exchange Act; thus, no changes are necessary.

Francis & Co., CPAs

Francis & Co., CPAs

1000 Johnson Ferry Rd. • Bldg. D, Suite 140 • Marietta, GA 30068
Tel: 770 / 579-0999 • Fax: 770 / 579-0494
www.bankcpas.com